

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

July 6, 2017

Via Email
Mario Bonaccorso
Executive Vice President and Chief Financial Officer
90 Pitts Bay Road HM 08
Pembroke, Bermuda

> **Re:** **PartnerRe Ltd.**
> **Form 20-F for Fiscal Year Ended December 31, 2016**
> **Filed April 5, 2017**
> **File No. 001-14536**

Dear Mr. Bonaccorso:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance